UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SpectraLink Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

847580107

(CUSIP Number)

Attn: Michael R. Kourey

Senior Vice President, Finance and Administration and Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, CA 94588

(925) 924-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 547580107

1.	Name of Reporting Company. I.R.S. Identification Nos. of above persons (entities only). Polycom, Inc. (I.R.S. Identification No. 94-3128324)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Company With	7. Sole Voting Power 1,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Company 1,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Company (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of SpectraLink Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 5755 Central Avenue, Boulder, Colorado 80301.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Polycom, Inc., a Delaware corporation (“Polycom”). The principal executive offices of Polycom are located at 4750 Willow Road, Pleasanton, California 94588. Polycom’s principal line of business is providing a line of high-quality, easy-to-use communications equipment that enables enterprise users to more effectively conduct video, voice, data and web communications.

Attached as Annex A is a chart setting forth, with respect to each executive officer, director and controlling person of Polycom, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, neither Polycom nor, to the best knowledge of Polycom, any executive officer, director or controlling person of Polycom named on Annex A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Polycom nor, to the best knowledge of Polycom, any of the persons named on Annex A is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of Polycom, each executive officer, director or controlling person of Polycom is a citizen of the United States.

Item 3.	Source and Amount of funds or Other Consideration

On February 7, 2007, Polycom, Spyglass Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Polycom (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub offered to purchase all of the outstanding shares of Common Stock (the “Shares”) of the Issuer (the “Offer”) for $11.75 per share, net to the seller in cash without interest thereon, less any required withholding taxes. Immediately following the expiration of the initial offering period for the Offer on March 20, 2007, the Merger Sub commenced a subsequent offering period which expired on March 23, 2007. After giving effect to the settlement of Shares tendered by Notice of Guaranteed Delivery for the initial offering period and any Shares tendered during the subsequent offering period, 17,842,695 Shares were validly tendered and not withdrawn (which includes 21,407 Shares that tendered pursuant to guaranteed delivery procedures during the subsequent offering period), representing approximately 90.6% of the outstanding Shares.

On March 26, 2007, Merger Sub merged with and into the Issuer (the “Merger”), and the Issuer survived the merger and became a wholly-owned subsidiary of Polycom. In connection with the Merger, each outstanding share of Common Stock not tendered in the Offer (other than shares held by the Issuer, Polycom, Merger Sub or stockholders who properly perfect appraisal rights under Delaware law) was converted into the right to receive $11.75 per share, net to the seller in cash without interest thereon, less any required withholding taxes, and each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into one share of Common Stock of the Issuer. As a result of the Merger, Polycom holds 100% of the outstanding Shares.

The transaction is valued at approximately $220 million, net of any existing cash and debt. Merger Sub funded the consideration payable pursuant to the Merger Agreement through Polycom’s internally available cash.

The Agreement and Plan of Merger is attached to this filing as Exhibit 1, and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Item 4.	Purpose of Transaction

The purpose of the Merger and the Merger Agreement was to enable Polycom to acquire control of the Issuer and to acquire all of the outstanding shares of Common Stock. For a description of the Merger Agreement, see Item 3 above, which description is incorporated herein by reference in response to this Item 4.

Upon consummation of the Merger, Merger Sub merged with and into the Issuer, the separate corporate existence of Merger Sub ceased and the Issuer continues as the surviving corporation and a wholly-owned subsidiary of Polycom. As a result of the Merger, all issued and outstanding shares of the Issuer’s Common Stock were cancelled and automatically converted into the right to receive $11.75 in cash, without interest and less any required withholding taxes, and each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into one share of Common Stock of the Issuer. After the closing of the Merger, Polycom terminated the listing of the Issuer’s shares on the Nasdaq Global Select Market and filed a Form 15 to terminate the Issuer’s registration pursuant to Section 12(g)(4) of the Act.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof and after giving effect to the Merger, Polycom has beneficial ownership of 1,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock of the Issuer. Except as set forth in this Item 5, neither Polycom nor any other person controlling Polycom nor, to the best knowledge of Polycom, any individual named in Annex A to this Schedule 13D, beneficially owns any shares of the Issuer’s Common Stock.

(b)	Polycom has the sole power to vote or to direct the vote of 1,000 shares of the Issuer’s Common Stock.

(c)	To the knowledge of Polycom, no transactions in the Issuer’s Common Stock were effected during the past 60 days by the persons named in response to Item 5(a).

(d)	To the knowledge of Polycom, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above and in Items 3 through 5 of this Statement on Schedule 13D, which are hereby incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Polycom and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger by and among Polycom, Inc., Spyglass Acquisition Corp. and SpectraLink Corporation, dated as of February 7, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Polycom, Inc. on February 8, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2007
Date

/s/ Sayed M. Darwish
Signature

Sayed M. Darwish, General Counsel, Vice President & Secretary
Name/Title

Annex A

Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Polycom. Unless otherwise indicated, each person identified below is employed by Polycom. The principal address of Polycom, and unless otherwise indicated below, the current business address for each individual listed below is 4750 Willow Road, Pleasanton, California 94588.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Directors:

Robert C. Hagerty*	55	Mr. Hagerty joined Polycom in January 1997 as Polycom’s President and Chief Operating Officer and as a member of Polycom’s Board of Directors. In July 1998, Mr. Hagerty was named Polycom’s Chief Executive Officer. In March 2000, Mr. Hagerty was named Chairman of the Board. Prior to joining Polycom, Mr. Hagerty served as President of Stylus Assets, Ltd., a developer of software and hardware products for fax, document management and Internet communications. He also held several key management positions with Logitech, Inc., including Operating Committee Member to the Office of the President, and Senior Vice President/General Manager of Logitech’s retail division and worldwide operations. In addition, Mr. Hagerty’s career history includes positions as Vice President, High Performance Products for Conner Peripherals and key management positions at Signal Corporation and Digital Equipment Corporation. Mr. Hagerty currently serves as a member of the Board of Directors of Modulus Video, Inc. and Palm, Inc. Mr. Hagerty holds a B.S. in Operations Research and Industrial Engineering from the University of Massachusetts, and an M.A. in Management from St. Mary’s College of California.

Michael R. Kourey*	47	Mr. Kourey has served as Polycom’s Senior Vice President, Finance and Administration since January 1999 and as Polycom’s Chief Financial Officer since January 1995. In addition, Mr. Kourey has been one of Polycom’s directors since January 1999. He also served as Vice President, Finance and Administration from January 1995 to January 1999, Vice President, Finance and Operations from July 1991 to January 1995, Secretary from June 1993 to May 2003 and Treasurer from May 2003 to May 2004. Mr. Kourey currently serves as a member of the Board of Directors of Riverbed Technology, Inc. and serves on the Advisory Board of the Business School at Santa Clara University. Prior to joining Polycom, he was Vice President, Operations of Verilink Corporation. Mr. Kourey holds a B.S. in Managerial Economics from the University of California, Davis, and an M.B.A. from Santa Clara University.

Betsy S. Atkins	51	Ms. Atkins has been a director of Polycom since April 1999. Ms. Atkins is the Chief Executive Officer of Baja Corporation LLC, an early stage venture capital company investing in technology and life sciences. Ms. Atkins served as Chairman and Chief Executive Officer of NCI, Inc., a nutraceutical manufacturing company, from 1990 to 1993. Ms. Atkins was a founder and director of Ascend Communications Corporation, and from 1989 to 1999, she was its Vice President of Marketing and Sales. Ms. Atkins is also a director of Chico’s FAS, Inc., Reynolds American Inc., SunPower Corporation, and a number of private companies.

John Seely Brown	66	Mr. Brown has been a director of Polycom since August 1999. Mr. Brown was the Chief Scientist at Xerox Corporation from 1992 to April 2002. Mr. Brown was the director of Xerox’s Palo Alto Research Center from 1990 to May 2000. In addition, Mr. Brown is a co-founder of the Institute of Research on Learning, a member of the National Academy of Education and a fellow of the American Association for Artificial Intelligence. Mr. Brown serves on the boards of Amazon.com, Inc., Corning Incorporated, and Varian Medical Systems, Inc.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
David G. DeWalt	42	Mr. DeWalt has been a director of Polycom since November 2005. Mr. DeWalt currently serves as Executive Vice President, EMC Software Group, EMC Corporation, and the President of EMC’s Documentum and Legato Software divisions, positions which he has held since July 2004. Prior to joining EMC, Mr. DeWalt served as President and Chief Executive Officer of Documentum, Inc. from July 2001 to December 2003, Executive Vice President and Chief Operating Officer of Documentum from October 2000 to July 2001, and Executive Vice President and General Manager, eBusiness Unit, of Documentum from August 1999 to October 2000. Prior to joining Documentum in 1999, Mr. DeWalt was the Founding Principal and Vice President of Eventus Software, a web content software company, from August 1997 to December 1998. Following the 1998 acquisition of Eventus by Segue Software, an e-business software company, Mr. DeWalt served as Segue’s Vice President, North American sales.

Durk I. Jager	63	Mr. Jager has been a director of Polycom since January 2003. Mr. Jager is the former Chairman of the Board, President and Chief Executive Officer of The Procter & Gamble Company. He left these positions in July 2000. He was elected to the position of Chief Executive Officer in January 1999 and Chairman of the Board effective September 1999, while continuing to serve as President since 1995. He served as Executive Vice President from 1990 to 1995. Mr. Jager joined The Procter & Gamble Company in 1970 and was named Vice President in 1987. Mr. Jager is also a director of Chiquita Brands International, Inc. and Eastman Kodak Company and sits on the supervisory boards of Royal KPN N.V. and Royal Wessanen nv.

John A. Kelley, Jr.	57	Mr. Kelley has been a director of Polycom since March 2000 and served as the Chairman of McDATA Corporation, a data infrastructure solutions provider, from February 2004 through its acquisition by Brocade Communications Systems, Inc. in January 2007. Mr. Kelley joined McDATA in August 2001 as President and Chief Operating Officer, and was named President and Chief Executive Officer in August 2002. Prior to joining McDATA, Mr. Kelley served as Executive Vice President of Networks at Qwest Communications from August 2000 to December 2000. He served as President of Wholesale Markets for U S West from May 1998 to July 2000. From 1995 to April 1998, Mr. Kelley served as Vice President and General Manager of Large Business and Government Accounts and President of Federal Services for U S West. Prior to joining U S West, Mr. Kelley was the Area President for Mead Corporation’s Zellerbach Southwest Business Unit from 1991 to 1995, and has held senior positions at Xerox and NBI. Mr. Kelley is also a director of Colorado Women’s Vision Foundation, a not-for-profit organization and INROADS of Colorado, a not-for-profit mentoring program.

Stanley J. Meresman	60	Mr. Meresman has been a director of Polycom since January 1995. Mr. Meresman was a Venture Partner with Technology Crossover Ventures, a venture capital firm, from January through December 2004. He was General Partner and Chief Operating Officer of Technology Crossover Ventures from November 2001 to December 2003. During the four years prior to joining Technology Crossover Ventures, Mr. Meresman was a private investor and board member and advisor to several technology companies. Mr. Meresman served as the Senior Vice President, Finance and Chief Financial Officer of Silicon Graphics, Inc. from May 1989 to May 1997. Prior to joining Silicon Graphics, Mr. Meresman was Vice President, Finance and Administration, and Chief Financial Officer of Cypress Semiconductor Corporation. Mr. Meresman is also a director of Riverbed Technology, Inc. and several private companies.

William A. Owens	66	Mr. Owens has been a director of Polycom since December 2005 and was previously a director of Polycom from August 1999 to May 2004. Mr. Owens joined AEA Holdings and AEA Investors, a New York private equity company, on April 1, 2006. He served as Vice Chairman, Chief Executive Officer and President of Nortel Networks Corporation from May 2004 to November 2005. Prior to that, he served as Chairman and Chief Executive Officer of Teledesic LLC, a satellite communications company, from February 1999 to May 2004. During that same period, he also served as Chairman and

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		Chief Executive Officer of Teledesic’s affiliated company, Teledesic Holdings Ltd. From 1996 to 1998, Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation (SAIC), an information technology systems integrator. From 1994 to 1996, he was Vice Chairman of the Joint Chiefs of Staff. Mr. Owens is also a member of the Board of Directors of Daimler Chrysler AG, Wipro, Embarq, private company boards, and several philanthropic boards.

Kevin T. Parker	47	Mr. Parker has been a director of Polycom since January 2005 and was appointed as Chairman of the Audit Committee in March 2005. Mr. Parker is President, Chief Executive Officer and Chairman of Deltek Systems, Inc., a Herndon, Virginia-based provider of enterprise software applications to project-oriented businesses. Prior to joining Deltek, Mr. Parker served as Co-President of PeopleSoft, Inc. from October 2004 to December 2004, as Executive Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft from January 2002 to October 2004, and as Senior Vice President and Chief Financial Officer of PeopleSoft from October 2000 to December 2001. Mr. Parker served as Senior Vice President and Chief Financial Officer from 1999 to 2000 at Aspect Communications Corporation, a customer relationship management software company. From 1996 to 1999, Mr. Parker was Senior Vice President of Finance and Administration at Fujitsu Computer Products of America. Mr. Parker serves on the Board of Trustees of Clarkson University.

Thomas G. Stemberg	58	Mr. Stemberg has been a director of Polycom since December 2002. Mr. Stemberg has been a Venture Partner of Highland Capital Ventures, a venture capital firm, since February 2005 and has served as Chairman Emeritus of Staples, Inc., an office supply superstore retailer which he founded, since March 2005. Mr. Stemberg served as Chairman of the Board of Directors of Staples from February 1988 to March 2005 and as an executive officer of Staples with the title of Chairman from February 2002 to March 2005. Mr. Stemberg was Chief Executive Officer of Staples from January 1986 to February 2002. Mr. Stemberg is also a director of CarMax, Inc., The Nasdaq Stock Market, Inc., PETsMART, Inc. and several private companies.

Executive Officers:

Geno J. Alissi	57	Mr. Alissi joined Polycom in 2001 as Vice President and General Manager of Polycom’s iPower Video Communications Division. In 2003, Mr. Alissi became Vice President and General Manager of Polycom Global Services and served in that capacity until being promoted to his current position as Senior Vice President and General Manager, Global Services Division in February 2007. Prior to joining Polycom, Mr. Alissi was Vice President and General Manager, Intel Communications Group Dialogic Communications Software and Services Division. Mr. Alissi also has held key senior management positions at Digital Equipment Corporation. Mr. Alissi holds a Bachelor of Arts degree in Economics from the American International College. He also holds a Master of Arts degree in Economics from the University of Hartford.

Sunil K. Bhalla	50	Mr. Bhalla joined Polycom in February 2000 as Polycom’s Senior Vice President and General Manager, Voice Communications. Before joining Polycom, Mr. Bhalla served as Vice President of Polaroid Corporation’s Internet Business from October 1999 to January 2000 and also served as Polaroid’s Vice President and General Manager, Worldwide Digital Imaging Business from June 1998 to October 1999. Previously, Mr. Bhalla also held posts as Director of Strategic Marketing at Computervision Corporation from September 1991 to June 1993, as well as senior management positions with Digital Equipment Corporation from September 1986 to August 1991. Mr. Bhalla is a graduate of the Stanford Executive Program, Stanford University, holds a M.S. in Mechanical Engineering and CAD/CAM from Lehigh University, Pennsylvania, and a B.S. in Mechanical Engineering from Institute of Technology, BHU, India.

Sayed M. Darwish	41	Mr. Darwish joined Polycom in August 2005 as Polycom’s Vice President, General Counsel and Secretary. Prior to joining Polycom, from December 2003 to August 2005,

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		Mr. Darwish served in various legal positions at EMC Corporation, ultimately as Vice President and General Counsel for EMC Corporation’s Software Group after EMC’s acquisition of Documentum, Inc., where he served as Vice President, General Counsel and Secretary from July 2000 to December 2003. Prior to that, Mr. Darwish served as Vice President and General Counsel for Luna Information Systems, served in various positions, including as General Counsel and Vice President, Legal and HR, for Forté Software, Inc. through its acquisition by Sun Microsystems, Inc., served as Corporate Counsel at Oracle Corporation, and was an associate in the law firm of Brobeck, Phleger & Harrison. Mr. Darwish is a graduate of the University of San Francisco School of Law, J.D. cum laude, and holds a B.S. in Mathematics and a B.A. in Economics from the University of Illinois, Urbana.

Laura J. Durr	46	Ms. Durr has served as Polycom’s Vice President, Worldwide Controller and Principal Accounting Officer since March 2005. Ms. Durr joined Polycom in March 2004 as Polycom’s Assistant Controller. Prior to joining Polycom, Ms. Durr served as the Director of Finance & Administration for QuickSilver Technology, Inc. from February 2003 to March 2004, as an independent consultant from July 2002 to February 2003 and as the Corporate Controller for C Speed Corporation from April 2001 to June 2002. From October 1999 to October 2000, Ms. Durr was a business unit Controller at Lucent Technologies, Inc. after Lucent’s acquisition of International Network Services, where she served as the Corporate Controller from May 1995 to October 1999. Ms. Durr also spent six years in various capacities at Price Waterhouse LLP. Ms. Durr is a certified public accountant and holds a B.S. in Accounting from San Jose State University in San Jose, California.

James E. Ellett	47	Mr. Ellett joined Polycom in February 2003 as Senior Vice President and General Manager, Video Communications. Before joining Polycom, Mr. Ellett served as Vice President and General Manager of the Client Business Unit of Advanced Micro Devices. Prior to Advanced Micro Devices, Mr. Ellett held various general manager positions at Compaq Computer Corporation from November 1996 through February 2001. In addition, Mr. Ellett held positions at Cyrix Corporation, Digital Equipment Corporation and spent six years at Dell Computer Corporation in various positions in the Desktop Systems, Consumer Products and Portable Systems groups. Mr. Ellett holds a B.S. in Electrical Engineering from The University of Texas at Austin.

David R. Phillips	52	Mr. Phillips joined Polycom in June 2006 as Senior Vice President, Worldwide Sales. Before joining Polycom, Mr. Phillips was the Chief Operating Officer of ACS Dataline, Inc., a premier provider of customized managed services in the areas of voice over IP, wireless, and security communications infrastructure from January 2004 to June 2006. Prior to ACS Dataline, Mr. Phillips served as Vice President and General Manager of Trilogy Software, Inc. from April 2001 to December 2003. Prior to Trilogy Software, Mr. Phillips served as Vice President of Worldwide Sales for the Connectivity Solutions division of Lucent/Avaya from 1999 to 2001. Mr. Phillips holds a B.A. in Business Studies from Bristol Polytechnic in the U.K.

Joseph A. Sigrist	46	Mr. Sigrist joined Polycom in April 2006 as Senior Vice President and General Manager, Network Systems. Before joining Polycom, Mr. Sigrist was Chief Executive Officer of Hammerhead Systems, a networking startup, from April 2003 to December 2004. From July 1999 to February 2003, Mr. Sigrist was the President and General Manager of the Edge Access Systems division of Lucent Technologies, Inc. after Lucent’s acquisition of Ascend Communications in July 1999. Mr. Sigrist holds a B.S. in Mechanical Engineering and an M.B.A. from Santa Clara University.

*	Serves as both an executive officer and director of Polycom.